CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

03032784

Writer's Direct Dial: (212) 225-2570

October 21, 2003

BY HAND

SUPPL

OCT 2 1 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated October 17, 2003, discussing the release date of its Financial Statements for the third quarter of 2003.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

dlw 10/27

BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., INFORMS EARNINGS RELEASE DATE

(Mexico City, October 17, 2003) GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., (GFBB) informs that, due to the fact that Financial Statements for the third quarter of 2003 will be approved by its Board of Directors on October 29, GFBB's 3Q03 earnings will be released to the Mexican Stock Exchange and published on October 29, 2003 after market closing.

CONTACTS
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax (52-55) 5621-3384
investor.relations@bbva.bancomer.com
www.bancomer.com

BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., (GFBB) INFORMA FECHA DE PUBLICACIÓN DE RESULTADOS AL TERCER TRIMESTRE DE 2003

(México D.F., a 17 de octubre de 2003) GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., (GFBB) informa al público inversionista que, debido a que la aprobación de los Estados Financieros correspondientes al tercer trimestre de 2003 por el Consejo de Administración se realizará el 29 de octubre, los resultados de GFBB se enviarán a la Bolsa Mexicana de Valores y se publicarán el día 29 de octubre de 2003 después del cierre del mercado.

CONTACTOS
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax (52-55) 5621-3384
investor.relations@bbva.bancomer.com
www.bancomer.com